Exhibit 99.1
July 1, 2005



Defense Technology Systems, Inc.
275K Marcus Avenue
Hauppauge, NY 11788
Attn:    Mr. Philip Rauch

                           Re:      Statute of Limitations on Trade Debts
                                    -------------------------------------
Dear Mr. Rauch:

         You recently made inquiry to our office concerning the appropriate statute of limitations on various trade payables that are on the books of your Company. It is our understanding that these payables were incurred during the years 2001 and prior and that many of them are either older than four years or approaching four years in maturity. You have informed us that your accountants have indicated that if these debts can no longer be enforced because they exceed the statute of limitations in maturity, they can be eliminated from your financial statements as trade debts. You have also informed us that these debts were incurred by the Company through its office in New York and that you do not have any purchase orders from these suppliers specifying which state laws would govern the commencement of any action or which state has jurisdiction over the commencement of any action being brought in a particular state other than New York.

         Based upon the above facts, we have researched the laws of New York as to the appropriate statute of limitations that would be applicable to these trade debts. Although the general statute of limitations for contract claims for breach of contract (which would normally apply to non-payment of trade debts) is six years, ss.213 of the NY Civil Practice Laws & Rules provides that an action

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for breach of contract must be commenced within six years except as provided in
NY Uniform Commercial Code, Article 2. Under Article 2.725(1) of the Code, it is specified that an action for breach of contract for the sale of goods (commercial or consumer) must be commenced within four years of the accrual of the cause of action which, in this case, would be from the initial invoice date for the sale of the goods. Accordingly, based upon the information supplied to us, we are of the legal opinion that the appropriate Statute of Limitations for the Company's trade debts would be four years from the date of the initial invoice. Furthermore, under New York law, if any creditor commences a legal proceeding to collect a trade debt that is over four years old, the Company would be able to raise the legal defense that the attempt to collect such debt would be barred by the four year Statute of Limitations unless the Company has reacknowledged such debt and started anew the Statute of Limitations. You have assured my firm that the Company has not reacknowledged any such debts. Accordingly, we are of the legal opinion that the four year Statute of Limitations would be a defense to such lawsuit and that the likelihood of such creditor prevailing in any such collection action would be remote.


                                  Very truly yours,

                                  WEXLER & BURKHART, LLP


                              By: /s/ Errol A. Burkhart
                                  ----------------------------------------------
                                  Errol A. Burkhart, Managing Partner

EAB:sn
1318-6